EXHIBIT 4.1

                     HOME PROPERTIES OF NEW YORK, INC.
                           AMENDMENT NUMBER ONE
                                    to
                           AMENDED and RESTATED
                            STOCK BENEFIT PLAN



     This Amendment Number One to the Amended and Restated Stock Benefit Plan (the Plan") is adopted by the Board of Directors of Home Properties of New York, Inc. at a meeting duly called and held on April 25, 2000.

     1. DEFINED TERMS: All capitalized terms used herein but not defined in this Amendment shall have the meaning given them in the Plan.

     2. AMENDMENT TO PLAN: The second to last sentence in Section 7.1 shall be deleted in its entirety and the following sentence shall be substituted in its place:

     Notwithstanding the foregoing: (a) in the case of a reorganization, merger or consolidation, or sale of all or substantially all of the assets of the Company, in lieu of adjustments as aforesaid, the Plan Administrator may in its discretion accelerate the date of vesting of an Award or the date after which any Award may or may not be exercised or the stated expiration data thereof; and (b) in the event of a Participant's termination of employment under the circumstances described in the Company's Executive Retention Plan and, dated February 2, 1999 (as that plan may be subsequently amended, the "Retention Plan") that would entitle the Participant to receive benefits under the Retention Plan, each Stock Option held by such Participant shall immediately become fully exercisable as to the total number of shares of Common Stock subject thereto (whether or not exercisable to that extent at the time of termination ) and shall remain so exercisable by such Participant for a period of three (3) months after termination, unless the Stock Option expires earlier by its terms.
















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